FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 5, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

June 5, 2006

                                                                       On June 2, 2006, OAO Tatneft issued the following press release:

OAO Tatneft plans to submit its annual report on Form 20-F for 2004 in the course of June 2006

2 June 2006

OAO Tatneft (the  "Company")  announces that its audited  consolidated  financial  statements for 2004 prepared in accordance with U.S.
generally accepted  accounting  principles ("U.S.  GAAP") are in the process of being finalized,  and the Company expects to submit its annual  report on Form  20-F for 2004  (including  its  audited  consolidated  U.S.  GAAP  financial  statements  for 2004) to the U.S.
Securities  and Exchange  Commission  ("SEC") in the course of June 2006.  Simultaneously  with the  submission of the annual report on
Form 20-F for 2004 to the SEC, the Company expects to release its unaudited  consolidated U.S. GAAP financial  statements for the first half of 2005.

In accordance  with the  applicable  rules of the New York Stock Exchange (the "NYSE") if the Company fails to submit its annual report on Form 20-F for 2004 to the SEC prior to July 15, 2006, the NYSE will start the delisting process of Tatneft ADRs from the NYSE.

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   June 5, 2006